UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 1, 2026

NEBIUS GROUP N.V.

Schiphol Boulevard 165

1118 BG, Schiphol, the Netherlands.

Tel: +31 202 066 970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

MERGER AGREEMENT WITH MAGICBYTE, INC. (D/B/A EIGEN AI LABS)

On May 1, 2026, Nebius Group N.V. (“Nebius”),  Empire Acquisition Corp 1, Inc., a wholly owned subsidiary of Nebius (“Merger Sub 1”) and Empire Acquisition Corp 2, Inc., a wholly owned subsidiary of Nebius (“Merger Sub 2”) entered into an agreement and plan of merger (the “Merger Agreement”) with MagicByte, Inc. (d/b/a Eigen AI Labs) (the “Target”), and certain other parties thereto, pursuant to which the parties intend to effectuate two mergers (the “Mergers”), whereby Merger Sub 1 will merge with and into the Target, with the Target continuing as the intermediate surviving corporation (the “Intermediate Surviving Entity”), then, immediately thereafter, the Intermediate Surviving Entity will merge with and into Merger Sub 2, with Merger Sub 2 continuing as the surviving entity and a wholly owned subsidiary of Nebius and the surviving corporation of the Merger.

The Merger Agreement contains representations, warranties, indemnities and covenants customary for a transaction of this type. The boards of directors of both Nebius and the Target have approved the transaction, and the transaction is not subject to the approval of the shareholders of Nebius. The closing of the transactions contemplated under the Merger Agreement is also subject to customary closing conditions for a transaction of this type, including antitrust clearance, and is expected to occur in the coming months.

The consideration under the Merger Agreement will consist of up to approximately $98 million in cash, subject to adjustments, and approximately 3.8 million Nebius Class A shares, in each case, subject to the terms and conditions set forth in the Merger Agreement. With respect to the stock consideration, the founders and the other continuing employees will receive 15% of their applicable stock consideration at closing with the remaining stock consideration subject to time-based restrictions on transfer, and forfeiture in certain cases, over a four-year period.

A press release announcing the signing of the Merger Agreement is attached as Exhibit 99.1.

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3ASR (File No. 333-286932) and Form S-8 (File No. 333-286934), including any prospectuses forming a part of such Registration Statements, to the extent not superseded by documents or reports subsequently filed or furnished.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press release of Nebius Group N.V. dated May 1, 2026, announcing the acquisition of MagicByte, Inc. (d/b/a Eigen AI Labs).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEBIUS GROUP N.V.

Date: May 1, 2026	By:	/s/ Boaz Tal
Boaz Tal
General Counsel